UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016.

Commission File Number 333-210261

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100

5 Springdale Street

St. John’s, Newfoundland and Labrador

Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                      Form 40-F ☒

Indicate  by  check  mark  if  the  registrant  is  submitting  the  Form 6-K  in  paper  as  permitted  by  Regulation  S-T Rule 101(b)(1): ☐

Indicate  by  check  mark  if  the  registrant  is  submitting  the  Form 6-K  in  paper  as  permitted  by  Regulation  S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit No.	Exhibit Description

99.1	Fortis Inc. Press Release, dated May 19, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: May 19, 2016	/s/ David C. Bennett
	By:	David C. Bennett
	Title:	Executive Vice President, Chief Legal Officer and
Corporate Secretary